                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                SCHEDULE 13D/A
                                (Rule 13d-101)

                   INFORMATION TO BE INCLUDED IN STATEMENTS
            FILED PURSUANT TO RULE 13D-1(A) AND AMENDMENTS THERETO
                        FILED PURSUANT TO RULE 13D-2(A)

                               (AMENDMENT NO. 1)


                             WESTOWER CORPORATION
________________________________________________________________________________
                               (Name of Issuer)

                                 COMMON STOCK
________________________________________________________________________________
                        (Title of Class of Securities)

                                   96121E101
                                   _________
                                (CUSIP Number)

                          PETER S. SARTORIUS, ESQUIRE
                          MORGAN, LEWIS & BOCKIUS LLP
                              1701 MARKET STREET
                       PHILADELPHIA, PENNSYLVANIA 19103
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               DECEMBER 9, 1998
                               ________________
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),13d-1(f) or 13d-1(g) check the following box [_].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                                 SCHEDULE 13D
 Cusip No. 96121E101                                               Page 2 of 6

1  NAME OF REPORTING PERSON
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          BET ASSOCIATES, L.P.
          23-2957243
___________________________________________________________________________________________________________
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)[_]
                                                                    (b)[X]
___________________________________________________________________________________________________________
3  SEC USE ONLY

___________________________________________________________________________________________________________
4  SOURCE OF FUNDS*
          AF
___________________________________________________________________________________________________________
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [_]
___________________________________________________________________________________________________________
6  CITIZENSHIP OR PLACE OF ORGANIZATION
          DELAWARE
___________________________________________________________________________________________________________
              7     SOLE VOTING POWER
 NUMBER OF   639,281 SHARES OF COMMON STOCK UNDERLYING CURRENTLY CONVERTIBLE NOTES AND EXERCISABLE WARRANTS.
CONVERTIBLE  _______________________________________________________________________________________________
  SHARES      8     SHARED VOTING POWER
BENEFICIALLY        - 0 - SHARES
  OWNED BY   _______________________________________________________________________________________________
    EACH      9     SOLE DISPOSITIVE POWER
  REPORTING  639,281 SHARES OF COMMON STOCK UNDERLYING CURRENTLY CONVERTIBLE NOTES AND EXERCISABLE WARRANTS.
   PERSON    _______________________________________________________________________________________________
    WITH      10    SHARED DISPOSITIVE POWER
                    - 0 - SHARES
____________________________________________________________________________________________________________
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      639,281 SHARES OF COMMON STOCK UNDERLYING CURRENTLY CONVERTIBLE NOTES AND EXERCISABLE WARRANTS.
____________________________________________________________________________________________________________
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                               [_]
____________________________________________________________________________________________________________
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          8.5%
____________________________________________________________________________________________________________
14 TYPE OF REPORTING PERSON*
          PN
____________________________________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
 Cusip No. 96121E101                                               Page 3 of 6

1  NAME OF REPORTING PERSON
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          BRUCE E. TOLL
____________________________________________________________________________________________________________
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)[_]
                                                                    (b)[X]
____________________________________________________________________________________________________________
3  SEC USE ONLY

____________________________________________________________________________________________________________
4  SOURCE OF FUNDS*
          BK, PF
____________________________________________________________________________________________________________
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)               [_]
____________________________________________________________________________________________________________
6  CITIZENSHIP OR PLACE OF ORGANIZATION
          UNITED STATES OF AMERICA
____________________________________________________________________________________________________________
               7    SOLE VOTING POWER
  NUMBER OF   639,281 SHARES OF COMMON STOCK UNDERLYING CURRENTLY CONVERTIBLE NOTES AND EXERCISABLE WARRANTS.
   SHARES     166,000 SHARES OF COMMON STOCK
BENEFICIALLY  _______________________________________________________________________________________________
  OWNED BY     8    SHARED VOTING POWER
    EACH            - 0 - SHARES
  REPORTING   _______________________________________________________________________________________________
   PERSON      9    SOLE DISPOSITIVE POWER
    WITH      639,281 SHARES OF COMMON STOCK UNDERLYING CURRENTLY CONVERTIBLE NOTES AND EXERCISABLE WARRANTS
              166,000 SHARES OF COMMON STOCK
              _______________________________________________________________________________________________
               10   SHARED DISPOSITIVE POWER
                    - 0 - SHARES
____________________________________________________________________________________________________________
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    805,281 SHARES OF COMMON STOCK
____________________________________________________________________________________________________________
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                               [_]
____________________________________________________________________________________________________________
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          10.7%
____________________________________________________________________________________________________________
14 TYPE OF REPORTING PERSON*
          IN
____________________________________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
Cusip No. 96121E101                                                Page 4 of 6

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS.

          On May 11, 1998, BET Associates, L.P., a Delaware limited partnership ("BET"), entered into a Purchase Agreement (the "Agreement") with Westower Corporation, a Washington corporation (the "Issuer"), pursuant to which BET agreed, subject to the satisfaction of certain conditions, to purchase, for a price of $14,850,000, 7% convertible senior subordinated notes in the aggregate principal amount of $15,000,000 (the "Notes"), presently convertible into 599,281 shares of Common Stock (the "Note Conversion Shares") at a conversion price of $25.03 per share, and warrants (the "Warrants") exercisable for 40,000 shares of Common Stock (the "Warrant Conversion Shares," and, together with the Note Conversion Shares, collectively, the "Conversion Shares") at an exercise price of $23.00 per share. The transaction was completed on June 1, 1998. BET used funds contributed by its partners, principally BRU LLC, a Delaware limited liability company ("BRU"), to purchase the Notes and the Warrants. $12,000,000 of the funds contributed by BRU were borrowed by Mr. Toll from CoreStates Bank, N.A., and subsequently contributed to BRU.

          Mr. Toll purchased through brokers' transactions 56,800 shares of Common Stock for his own account and 10,000 shares of Common Stock for the account of The Bruce E. & Robbi S. Toll Foundation, a charitable trust (the "Toll Foundation"). Mr. Toll also acquired 99,200 shares of Common Stock pursuant to the exercise of certain publicly-traded warrants of the Issuer on April 29, 1998 at an exercise price of $9.00 per share. All of the shares of Common Stock acquired by Mr. Toll or the Toll Foundation referred to in this paragraph are sometimes referred to herein collectively as the "Toll Shares."


ITEM 4.   PURPOSE OF TRANSACTION.

          BET and Mr. Toll have acquired the Notes, the Warrants and the Toll Shares for investment purposes and intend to evaluate the performance of such securities as an investment in the ordinary course of business.

          (d) The Agreement provides that the holders of a majority of the aggregate unpaid principal amount of the Notes can nominate one designee to the Issuer's Board of Directors. BET, which currently holds all of the aggregate unpaid principal amount of the Notes, nominated Mr. Toll, and on December 9, 1998 Mr. Toll was elected to the Issuer's Board of Directors.

          Except as provided above, neither BET nor Mr. Toll has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (a) BET beneficially owns 639,281 shares of Common Stock, which constitutes 8.5% of the Common Stock outstanding (based upon 6,901,359 shares of Common Stock outstanding as reflected in the Issuer's Quarterly Report on Form 10-QSB for the quarter ended September 30, 1998 and including as outstanding the Conversion Shares). Mr. Toll beneficially owns 805,281 shares of Common Stock, which constitutes 10.7% of the Common Stock outstanding (based upon 6,901,359 shares of Common Stock outstanding as reflected in the Issuer's Quarterly Report on Form 10-QSB for the quarter ended September 30, 1998 and including as outstanding the Conversion Shares). Such securities were acquired pursuant to the transactions described in Item 3.

                                 SCHEDULE 13D
Cusip No. 96121E101                                                Page 5 of 6

          (b) BET has sole voting power and power to dispose of the Conversion Shares. Mr. Toll has sole voting power and power to dispose of the Conversion Shares and the Toll Shares.

          (c)  See Item 3.

                                 SCHEDULE 13D
Cusip No. 96121E101                                                Page 6 of 6

                                   SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  December 22, 1998
                                    BET ASSOCIATES, L.P.

                                    By:  BRU LLC
                                         Its General Partner



                                    By:/s/ Bruce E. Toll
                                       _________________
                                       Bruce E. Toll
                                       Member



                                       /s/ Bruce E. Toll
                                       _________________
                                       Bruce E. Toll